EXHIBIT (a)(21)
                                                                 ---------------


FOR IMMEDIATE RELEASE

Contact:
Dennis R. Neill
Senior Vice President - Samson Investment Company
Telephone (918) 591-1010


                  SAMSON RECEIVES OVER 90% OF PYR ENERGY SHARES
                          IN SUBSEQUENT OFFERING PERIOD

         Tulsa, Oklahoma, June 13, 2007 - Samson Investment Company ("Samson") today announced the completion of the subsequent offering period of its tender offer to acquire all of the outstanding shares of PYR Energy Corporation (AMEX:PYR) common stock for $1.30 per share in cash. According to the depositary, as of 5:00 p.m. New York City Time on June 12, 2007 and including those shares tendered in the initial offering period, 31,372,865 shares of PYR common stock were tendered into the offer, which, when added to the shares previously owned by Samson, represent approximately 92 percent of PYR's outstanding common stock. All PYR shares validly tendered during the subsequent offering period have been accepted for payment.

         Samson intends to promptly complete the acquisition of the remaining shares of PYR through a merger of Samson's subsidiary, Samson Acquisition Corp. ("Samson Acquisition"), into PYR, in which all PYR shares not tendered into Samson's initial tender offer or during the subsequent offering period (other than shares held by Samson or Samson Acquisition) will be converted into the right to receive $1.30 per share. Following the merger, PYR will be a wholly owned subsidiary of Samson. Under applicable law, the merger is not subject to the approval of the remaining PYR stockholders.

         As previously announced, PYR, Samson and Samson Acquisition entered into a definitive merger agreement on April 23, 2007, under which Samson Acquisition agreed to acquire all of the outstanding shares of PYR common stock for $1.30 per share in cash. The transaction was unanimously approved by the boards of directors of PYR, Samson and Samson Acquisition.

                                       ###

         Weil, Gotshal & Manges LLP and Hogan & Hartson LLP are acting as legal counsel to Samson. Innisfree M&A Incorporated is acting as information agent. Wells Fargo, N.A. is acting as depositary.

         Samson Investment Company, headquartered in Tulsa, Oklahoma, is a large privately held corporation engaged in oil and gas exploration, acquisition and production operations in 18 states in the United States, Canada, and the North Sea. Samson's tender offer statement and related press releases can be found at www.samson.com when available.




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IMPORTANT LEGAL INFORMATION

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares.

ANY OFFERS TO PURCHASE OR SOLICITATION OF OFFERS TO SELL PYR SHARES WILL BE MADE PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT SAMSON DISTRIBUTES TO PYR'S STOCKHOLDERS AND FILES WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). PYR STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL, RELATED MATERIALS AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER FILED WITH THE SEC IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. PYR STOCKHOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC'S WEB SITE AT WWW.SEC.GOV, AT SAMSON'S WEBSITE AT WWW.SAMSON.COM OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT
(888) 750-5834 (TOLL FREE FROM THE U.S. AND CANADA).